Exhibit 5.2

(514) 904-8100

Our Matter Number: 1042750

September 22, 2004

Bombardier Recreational Products Inc.

1061 Parent Street

St-Bruno, QC J3V 6P1

Dear Sirs and Mesdames:

Exchange of U.S.$200 Million Principal Amount of 8.375% Senior Subordinated Notes due 2013 by Bombardier Recreational Products Inc.

We have acted as Canadian counsel to Bombardier Recreational Products Inc. (the “Company”) in connection with the proposed issue by the Company of U.S.$200 million principal amount of 8.375% Senior Subordinated Notes due 2013 (the “Exchange Notes”). The Exchange Notes will be issued in exchange for a like principal amount of the Company’s outstanding 8.375% Senior Subordinated Notes due 2013 (the “Original Notes”) pursuant to an Indenture dated as of December 18, 2003 (as amended, supplemented or modified through the date hereof, the “Indenture”) among the Company, certain subsidiary guarantors, including 4186524 Canada Inc., and U.S. Bank National Association, as trustee. Payment of the Exchange Notes is to be guaranteed by 4186524 Canada Inc. pursuant to Article 11 of the Indenture and evidenced by a notation of guarantee attached to the Exchange Notes.

A.	Documentation

As Canadian counsel to the Company we have reviewed copies of the form of Exchange Notes, the Indenture and the form of notation of subsidiary guarantee to be executed by 4186524 Canada Inc.

B.	Jurisdiction

We are solicitors qualified to practice law in the Province of Québec and we express no opinion as to any laws or any matters governed by any laws other than the laws of the Province of Québec or the federal laws of Canada applicable therein.

C.	Scope of Examinations

In connection with the opinions expressed in this opinion letter we have considered such questions of law and examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary.

D.	Assumptions and Reliances

We have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

To the extent that the opinions expressed in this opinion letter are based on factual matters, we have relied solely on officer’s certificates of Jennifer Millson, the secretary of each of the Company and 4186524 Canada Inc. as to such matters the “Officer’s Certificates”). Copies of which have been delivered to you.

In expressing the opinions expressed in paragraph 1, we have relied exclusively upon certificates of compliance dated September 22, 2004 issued by Industry Canada with respect to the Company and 4186524 Canada Inc. Copies of which have been delivered to you.

E.	Opinions

On the basis of the foregoing, we are of the opinion that:

1.	Each of the Company and 4186524 Canada Inc. is a corporation existing under the federal laws of Canada.

2.	The execution and delivery by the Company, and the performance by the Company of its obligations under the Exchange Notes, have been duly authorized by all necessary corporate action on the part of the Company.

3.	The execution and delivery by 4186524 Canada Inc., and the performance by it of its obligations under the guarantee to be endorsed by it on the notation of guarantee attached to the Exchange Notes as contemplated by the Indenture, have been duly authorized by all necessary corporate action on the part of 4186524 Canada Inc.

Ropes & Gray LLP may rely on the opinions in this letter in delivering an opinion in connection with the issue of the Exchange Notes. In addition, we consent to the filing of this opinion with the registration statement of the Company and its subsidiary guarantors with the United States Securities and

Exchange Commission under SEC File No. 333-116582 and the inclusion of our name under the caption “Legal Matters” in any prospectus included therein.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP

WMK